Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

November 6, 2026

Dear Shareholders,

Harumi Bld.2-5-9

Sumida-ku, Tokyo 130-0022, Japan

Tokyo Lifestyle Co., Ltd.

Representative Director

Mei Kanayama

Notice of Convocation of an Extraordinary General Meeting of Shareholders

We would like to express our sincere appreciation for your continued support and patronage.

We hereby notify you that an Extraordinary General Meeting of Shareholders of the Company will be held as set forth below, and cordially invite you to attend.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. In this case, please review the attached Reference Documents for the General Meeting of Shareholders, indicate your approval or disapproval of each proposal on the enclosed Voting Form, and return the completed form so that it arrives no later than 1:00 p.m. (Japan Standard Time) on Friday, November 27, 2026.

Please note that if no indication of approval or disapproval is made for any proposal on the Voting Form, your vote shall be treated as a vote in favor of the relevant proposal.

Sincerely,

Details

1.      Date and Time: November 30, 2026, at 11:00 a.m. (Japan Standard Time)

2.      Venue: 5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-Ku, Tokyo, Japan

3.      Purpose of the Meeting:

Proposal No. 1: Appropriation of Surplus

Proposal No. 2: Reduction of the Amount of Stated Capital

If you attend the meeting in person, please bring this Notice of Convocation and the Reference Documents for the General Meeting of Shareholders with you. Please also submit the enclosed Voting Form at the reception desk upon arrival.

Reference Documents for the General Meeting of Shareholders

Proposal No. 1: Appropriation of Surplus

In order to return profits to our shareholders, the Company proposes to distribute dividends from surplus as set forth below, taking into comprehensive consideration the Company’s financial condition and other relevant factors, with October 30, 2026 (Friday) as the record date for the dividend. We respectfully request the approval of our shareholders for this proposal.

Details

Type of Dividend Property: Cash

Dividend per Share: ¥1.432 per ordinary share of the Company

Total Amount of Dividends: ¥79,950,643

Effective Date of Dividend Distribution: December 18, 2026

Dividend Payment Commencement Date: December 18, 2026

Dividend Payment End Date: December 30, 2026

The dividend amount payable to each shareholder shall be calculated by multiplying the number of shares held by such shareholder by JPY 1.432 per share. Any fractional amount of less than JPY 1 resulting from such calculation shall be rounded up to the nearest whole yen.

Proposal No. 2: Reduction of the Amount of Stated Capital

The Company reduced its stated capital to JPY 10,000,000 as of March 21, 2025. However, as a result of the subsequent capital increase through the issuance of new shares by way of a third-party allotment, the amount of the Company’s stated capital has once again exceeded JPY 100 million.

In light of the overall impact on the Company’s business operations and tax treatment, the Company proposes to conduct another reduction of capital pursuant to Article 447, Paragraph 1 of the Companies Act of Japan, with the objective of reducing its stated capital to JPY 100 million or less.

Taking into consideration the possibility of additional share issuances by the end of the current fiscal year, the Company plans to reduce its stated capital to JPY 10,000,000, as in the previous capital reduction. In addition, in connection with this capital reduction, the Company plans to set the amount of its capital reserve at JPY 4,223,871,697.

(1)    Amount of capital to be reduced: JPY 284,419,000

(2)    Amount of capital after the reduction: JPY 10,000,000

(3)    Amount of the capital reduction to be transferred to capital reserve: JPY 284,419,000

(4)    Effective Date: December 11, 2026

(5)    Scheduled Date of the Shareholders’ Resolution: November 30, 2026

The schedule for this capital reduction and the proposed public notice are as follows.

(1)    Capital Reduction Schedule

•        October 22: Board of Directors resolution

•        November 6: Dispatch of the Notice of Convocation of the Shareholders’ Meeting

•        November 9 — December 10: Public notice to creditors (Official Gazette and electronic public notice)

•        November 30: Shareholders’ resolution

•        December 11: Effective date of the capital reduction

(2)    Proposed Public Notice

Notice of Reduction of Capital

The Company hereby announces that it will reduce its stated capital by JPY 284,419,000 to JPY 10,000,000. The entire amount of the capital reduction will be transferred to capital reserve.

The effective date of the capital reduction will be December 11, 2026, and the relevant resolution of the shareholders’ meeting is scheduled to be adopted on November 30, 2026.

Creditors who have objections to this decision are requested to submit their objections within one month from the day following the publication of this notice.

The status of disclosure of the Company’s latest balance sheet is as follows:

https://www.ystbek.co.jp/ir_financial_results-archive/

November 10, 2026

5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-Ku, Tokyo, Japan

Tokyo Lifestyle Co., Ltd.

Representative Director    MEI KANAYAMA

End